811 Barton Springs Road

Suite 811

Austin, Texas 78704

(512) 236-9908

(512) 236-9904 (fax)

ozburn@slollp.com

September 15, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:	Genprex, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 8, 2017
File No. 333-219386

Dear Ms. Hayes:

Enclosed on behalf of our client, Genprex, Inc. (the “Company”), is Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”). Amendment No. 3 updates the Company’s Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission (the “Commission”) on July 21, 2017 (the “Registration Statement”), as amended by Amendment No. 1 filed with the Commission on August 18, 2017 and by Amendment No. 2 filed with the Commission on September 8, 2017 (“Amendment No. 2”). The copy of Amendment No. 3 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 2.

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 3 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to me at (512) 236-9908.

Sincerely,

STREUSAND, LANDON & OZBURN, LLP

/s/ Christopher J. Ozburn

Christopher J. Ozburn

cc:	J. Rodney Varner, Genprex, Inc.
Philip Magri, Magri Law LLC